

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 11, 2015

Mr. Daniel R. Kadolph
Executive Vice President and Chief Financial Officer
Centrue Financial Corporation
122 West Madison Street
Ottawa, Illinois 61350

> **Re:** **Centrue Financial Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 4, 2015**
> **CIK No. 0001019650**

Dear Mr. Kadolph:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are registering 1,533,333 shares on behalf of Capital Z Partners III LP, which appears to be an affiliated party. Given the nature of Capital Z's relationship with you and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the sale of shares by Capital Z may be a primary offering, with Capital Z acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering by Capital Z is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. Please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09, which can be found on our website, for additional guidance.

2. We note your response to comment 2 in our letter dated July 17, 2015 that you had no related party transactions to disclose. Please explain to us why the share purchase by Capital Z in March 2015 is not a related party transaction. Refer to Item 404 of Regulation S-K for guidance.

Part II – Information Not Required In Prospectus

Item 15 – Recent Sales of Unregistered Securities

3. We note your response to comment 8 in which you indicate that you have revised Item 15 to more clearly disclose the exemptions relied on with respect to the unregistered sales of securities and the basis underlying such reliance. We could not locate any changes to the disclosure since the prior amendment. Please revise to provide all the required disclosure under Item 701 of Regulation S-K.

        You may contact Mike Volley at 202-551- 3437 or John Nolan at 202-551-3492 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3391with any other questions.

                                    Sincerely,

                                    /s/ Erin E. Martin

                                    Erin E. Martin
                                    Special Counsel
                                    Office of Financial Services I

cc: Jude M. Sullivan, Esq. (V*ia E-mail*)